Exhibit 10.2

DEMANDWARE, INC.

5 Wall Street

Burlington, MA 01803

June 26, 2015

Kathleen Patton

155 Pond Plain Road

Westwood, MA 02090

Re: Change in Control / Severance Agreement

Dear Kathleen:

This letter agreement (the “Letter”) sets forth the terms of your employment with Demandware, Inc. (the “Company”).  Reference is made to prior agreements, written or oral, regarding your employment with the Company, including your letter agreement dated February 16, 2012, the “Prior Agreement”).  Upon your execution of this Letter and as of June 26, 2015, the effective date of this Letter, this Letter amends and restates the Prior Agreement in its entirety and the Prior Agreement shall no longer be of any force or effect; provided, however that any stock options or stock awards previously granted to you, any vacation accruals and carryovers, and any employee benefit plan enrollments, including the Demandware 401(k) plan, shall remain in full force and effect.

1. You will continue to be employed to serve on a full-time basis but as SVP, General Counsel and Secretary, reporting to the CEO.  You will have such duties and responsibilities as are customary for such position and as are otherwise assigned to you by the CEO from time to time.

2. Your salary will increase to $20,000.00 per month ($240,000.00 on an annualized basis), subject to tax and other withholdings as required by law.  Such salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of the Company.

3. You will be eligible for a target annual cash bonus of $75,000.00, in such percentage as determined by the Board in its sole discretion and in future years as determined by the Board in its sole discretion.  You may participate in any and all other bonus and benefit programs that the Company establishes and makes available to its employees from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs.

4. You will continue to be eligible for 160 hours of “paid time off” per calendar year.  The number of PTO hours for which you are eligible shall accrue at the rate of 6.66 hours per semi-monthly pay period that you are employed during such calendar year.

5. You and the Company acknowledge that, in connection with grants previously authorized by the Board, the Company has granted you equity awards under the Company’s 2012 Stock Incentive Plan (the “Plan”).  You are entitled to receive 7,500 shares of Demandware, Inc. restricted stock as approved by the Board on June 26, 2015.  As more fully set forth in the Restricted Stock Agreement and the approval by the Board, the restricted stock shall vest as follows: twenty-five percent (25%) of the shares on September 1, 2016, with the balance vesting quarterly on the first day of the last month of each quarter beginning the first quarter after the first anniversary of such date.  In the event of a Change of Control (as defined below), the vesting schedule for your outstanding and future equity awards, including restricted stock and options, will be accelerated in full such that 100% of such awards that are not then vested will be accelerated and become vested and exercisable upon the consummation of the Change of Control.

6. If, within six months after the closing of a Change of Control, the Company terminates your employment without Cause (as defined below) or you resign for Good Reason (as defined below), you shall be eligible to receive (a) an amount equal to the remaining salary you would have received if you had been employed through the date that is twelve months following the termination date, less applicable taxes and withholdings, payable in accordance with the Company’s regular payroll procedures over the twelve-month period following the Payment Commencement Date (as defined below), (b) payment of a lump sum equal to 100% of your target annual cash bonus for the year in which the Change of Control occurs (without regard to the relative achievement of any performance milestones which would otherwise impact payment of the target bonus) payable on the Payment Commencement Date and (c) provided that you are eligible for and elect COBRA coverage, the Company will pay the amount it pays for active employees with similar coverage for you and your covered beneficiaries until the earlier of the six months following the date your employment ends or the date you (or, as applicable, your beneficiaries) cease to be eligible for COBRA coverage, provided that if the Company’s paying such premiums violates nondiscrimination laws (not currently in effect), the payments will cease.  No severance shall be paid under this Letter unless you first execute, and do not revoke, a waiver and release within 60 days following the date of termination, which provides for a release of any and all claims that you have or might have against the Company other than claims for unpaid salary, bonus or expense reimbursement and any claims to enforce the terms of this Letter.  The severance payments shall be paid or commence on the first payroll period following the date the waiver and release becomes effective (the “Payment Commencement Date”).  Notwithstanding the foregoing, if the 60th day following the date of termination occurs in the calendar year following the calendar year of the termination, then the Payment Commencement Date shall be no earlier than January 1 of such subsequent calendar year.  The distribution of any severance payments shall be subject to the provisions of Exhibit A attached hereto.

7. For purposes of this Letter, “Cause” for termination shall be deemed to exist upon (a) a good faith finding by the Board of (i) your deliberate and continual failure to satisfactorily perform your assigned duties for the Company, after ten (10) days’ written notice by certified mail of such failure to perform, specifying that the failure constitutes Cause (other than as a result of authorized vacation or sickness, illness or injury), or (ii) your dishonesty, gross negligence or gross misconduct in connection with the business of the Company which has a substantial adverse effect on the Company; (b) your indictment or conviction, or the entry of a pleading of guilty or nolo contendere by you, to any crime involving moral turpitude or any felony, but excluding any conviction arising as a result of your title or position with the Company and that is not based on your personal conduct; or (c) your violation of any of the terms of your invention/non-disclosure or non-competition agreement with the Company.  You shall be entitled to at least ten (10) days’ prior written notice of the Company’s intention to terminate your employment for “Cause” (as defined herein) (except for conviction of a felony) specifying the grounds for such termination, and a reasonable opportunity to cure any conduct or act, if curable, alleged as grounds for such termination, and a reasonable opportunity to present to the Board your position regarding any dispute relating to the existence of such Cause.  For purposes of this Letter, “Good Reason” shall mean, unless voluntarily and expressly waived in writing, (a) the relocation of your principal place of employment with the Company to a place more than fifty (50) miles from your initial principal place of employment with the Company (other than in a direction that reduces your daily commuting distance); (b) a reduction in the level of your (then) base salary of more than 20%; or (c) a material diminution in your duties, authority or responsibilities; provided, that you will not be treated as having Good Reason unless you have (i) given a detailed written notice to the Company of any fact or circumstance believed by you to constitute Good Reason within 90 days following the occurrence of such fact or circumstance, (ii) given the Company 30 days to cure such fact or circumstance, and (iii) ceased to be employed within 90 days following the period for cure.

8. For purposes of this Letter, “Change of Control” shall mean, regardless of form thereof, consummation of (a) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (b) a merger, reorganization or consolidation in which the outstanding shares of capital stock of the Company are converted into or exchanged for securities of the successor entity and the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, (c) the sale of all or a majority of the outstanding capital stock of the Company to an unrelated person or entity or (d) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction; provided, however, that “Change of Control” shall not include any financing transaction of the Company (whether public or private) that would otherwise be and/or trigger a “Change of Control” under (c) and/or (d) above.

9. You acknowledge that you have previously executed an Invention and Non-Disclosure Agreement and a Non-Competition and Non-Solicitation Agreement in the forms previously provided to you, as a condition of employment.

10. You represent that you are not bound by any employment contract, restrictive covenant or other restriction which is in any way inconsistent with the terms of this Letter.

11. You acknowledge that you have previously provided to the Company documentation of your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986.  If you need to obtain a work visa in order to be eligible to work in the United States, you acknowledge that your employment with the Company is conditioned upon your obtaining a work visa in a timely manner as determined by the Company.

12. This Letter shall not be construed as an agreement, either expressed or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at will, under which both you and the Company remain free to terminate the employment relationship, with or without cause, at any time, with or without notice, subject to the terms specific above.

[Remainder of Page Intentionally Left Blank]

If you agree with the employment provisions of this Letter, please sign the enclosed duplicate of this Letter in the space provided below and return it to me.

Very Truly Yours,

DEMANDWARE, INC.

By:	/s/ Nicholas Camelio
Name:	Nicholas Camelio
Title:	SVP, Human Resources

Agreed and acknowledged as of the date set forth below:

/s/ Kathleen Patton
Kathleen Patton

Date: July 27, 2015

Exhibit A

Payments Subject to Section 409A

1. Subject to this Exhibit A, payments or benefits under Section 6 of the Letter shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the termination of your employment.  The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you under the Letter, as applicable:

(a) It is intended that each installment of the payments and benefits provided in the Letter shall be treated as a separate “payment” for purposes of Section 409A of the Code and the guidance issued thereunder (“Section 409A”).  Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

(b) If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 6 of the Letter.

(c) If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

(i) Each installment of the payments and benefits due under Section 6 of the Letter that, in accordance with the dates and terms set forth herein, will be paid within the Short-Term Deferral Period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A; and

(ii) Each installment of the payments and benefits due under Section 6 of the Letter that is not described in this Exhibit A, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service).  Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when your separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h).  Solely for purposes of this Exhibit A, Section 2, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3. All reimbursements and in-kind benefits provided under the Letter shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A.

4. The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the Letter (including this Exhibit) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.